Exhibit 99.2

SUN LIFE FINANCIAL INC.

AND

SUN LIFE ASSURANCE COMPANY OF CANADA (“THE CORPORATION”)

CHARTER OF THE BOARD OF DIRECTORS

Mission

The mission of the Board of Directors (the “Board”) is to be a strategic asset of the organization measured by the effective execution of its overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Structure

A schedule of regular Board and Committee meetings will be agreed upon by Chair of the Board (“Board Chair”), in consultation with the Governance, Investment & Conduct Review Committee and the Corporate Secretary and circulated to the Directors prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.

A quorum at any meeting of the Board shall be a majority of Directors and meetings must be constituted so that the resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each meeting of the Board, the independent Directors will meet privately.

The Board will review its Forward Agenda, as required, and on an annual basis, the Board will review this Charter and approve changes as necessary. This Charter will be posted on the Corporation’s website.

Duties and Responsibilities of the Board

The Board is responsible for supervising the management of the business and affairs of the Corporation. In connection with this responsibility the Board:

Culture

•	sets an ethical tone for the Corporation;

•	satisfies itself that the Chief Executive Officer and other senior management is sustaining a culture of integrity throughout the organization;

•	complies with and reviews employee compliance with the Code of Conduct and ensures prompt disclosure of any waivers of the Code of Conduct for Directors or senior management.

Governance

•	establishes corporate governance practices and policies and monitors corporate governance trends;

•	performs its overall stewardship responsibilities either directly or through delegation to its Committees, including the allocation of risk oversight;

•	establishes position descriptions for the Directors, Board Chair and Chairs of Board Committees;

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maintains an orientation program for new Directors, supports ongoing education for all Directors and assesses the effectiveness of the Board, its Committees, the Board Chair, the Committee Chairs, and individual Directors on an annual basis.

February 10, 2021

The Board has clearly outlined matters that require Board approval and those that have been delegated to management. In connection with its duties and responsibilities, the Board approves and oversees:

Strategy

•	the Corporation’s vision and purpose statements;

•	the strategic plan and business, capital, investment and sustainability plans on an annual basis;

•	significant strategic initiatives, investments and transactions, including significant activities of subsidiaries;

Risk Management, Capital Management and Internal Control

•	the Risk Management Framework, Risk Appetite Policy and Internal Control Framework;

•	significant policies, plans and strategic initiatives related to the management of, or that materially impact risk, capital and liquidity;

•	the Code of Conduct;

Board, Senior Management and Control Functions

•	Board and Committee size and composition;

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the evaluation and selection of candidates for election at each annual meeting based on a skills, qualifications, competencies and independence assessment process and consideration of the level of diversity on the Board;

•	the formulation of succession plans for the Board, the Board Chair and the Committee Chairs;

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talent management and succession plans for the role of President & Chief Executive Officer and other senior management positions, including the appointment, evaluation and, if necessary, replacement of the President & Chief Executive Officer and other members of senior management including the heads of the Corporation’s Control Functions;

•	the delegation to management powers to manage the Corporation;

•	the annual objectives and statement of mandate, responsibility and authority of the President & Chief Executive Officer

•	the performance and compensation frameworks for senior management, including alignment of those frameworks with applicable regulatory principles.

Financial Reporting, Communication and Disclosure

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the review and approval of significant disclosure documents, including financial statements, management’s discussion and analysis and related news releases, annual information form, management proxy circular and the sustainability report;

•	the external audit plan, including the fees and scope of the audit engagement, the engagement letter and remuneration of the external auditor under the engagement letter; and

•	the internal audit plan;

•	communication and disclosure practices, including the process by which shareholders are able to provide feedback to the independent Directors.

In connection with its duties and responsibilities, the Board has the discretion to decide the extent and nature of its input, and to provide challenge, advice and guidance to senior management of the Corporation on the following:

Operational and Business Policies

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significant operational, business, risk and crisis management policies of the Corporation, including those in respect of credit, market, operational, insurance, regulatory compliance and strategic risks, and their effectiveness;

•	compensation policy for all human resources that is consistent with the Financial Stability Board (FSB) Principles for Sound Compensation;

Business Performance and Effectiveness of Risk Management

•	performance relative to the strategic plan and business, capital and investment plans;

•	effectiveness of the strategic planning process;

•	the enterprise approach to climate change;

•	effectiveness of the Risk Appetite Policy;

February 10, 2021

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effectiveness of the internal control framework and management information systems that provide assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets;

•	effectiveness of the Control Functions;

•	effectiveness of significant policies and plans related to management of capital and liquidity (e.g., stress testing, ORSA report);

•	compliance with legislative and regulatory requirements;

•	reports from senior management, including leaders of Business Groups, on business, financial and operational performance relative to plans and the Risk Appetite Policy; and

•	information on Client engagement and value creation for Clients.

The Board may, at the expense of the Corporation, engage any special advisors it deems necessary to provide independent advice, require management to inform applicable regulators in a timely manner of substantial issues affecting the Corporation, and perform such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.

February 10, 2021